North America Structured Investments

J.P.Morgan

3yr RTY/SPX Uncapped Dual Directional Buffered Return Enhanced Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Underlyings: Russell 2000® Index and S&P 500® Index

Pricing Date: January 30, 2026

Observation Date: January 30, 2029

Maturity Date: February 2, 2029

Upside Leverage Factor: At least 1.14*

Buffer Amount: 15.00%

Payment At Maturity: If the Final Value of each Underlying is greater than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return × Upside Leverage Factor)

If (i) the Final Value of one Underlying is greater than its Initial Value and the Final Value of the other Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount or (ii) the Final Value of each Underlying is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Absolute Underlying Return of the Lesser Performing Underlying)

This payout formula results in an effective cap of 15.00% on your return at maturity if the Lesser Performing Underlying Return is negative. Under these limited circumstances, your maximum payment at maturity is $1,150.00 per $1,000 principal amount note.

If the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Lesser Performing Underlying Return + Buffer Amount)]

If the Final Value of either Underlying is less than its Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

CUSIP: 48136MTV9

Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48136MTV9/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

* The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.14
** Reflects Upside Leverage Factor equal to the minimum set forth herein, for illustrative purposes.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

- The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.
- The hypothetical returns on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Hypothetical Returns on the Notes at Maturity**


Lesser Performing Underlying Performance
Note Payoff at Maturity
Payment at Maturity
$1,600
$1,400
$1,200
$1,000
$800
$600
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Lesser Performing Underlying Return

Lesser Performing Underlying Return	Absolute Underlying Return	Total Return on the Notes
65.00%	N/A	74.10%
50.00%	N/A	57.00%
30.00%	N/A	34.20%
20.00%	N/A	22.80%
10.00%	N/A	11.40%
5.00%	N/A	5.70%
0.00%	0.00%	0.00%
-5.00%	5.00%	5.00%
-10.00%	10.00%	10.00%
-15.00%	15.00%	15.00%
-30.00%	N/A	-15.00%
-40.00%	N/A	-25.00%
-60.00%	N/A	-45.00%
-80.00%	N/A	-65.00%
-100.00%	N/A	-85.00%

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments 3yr RTY/SPX Uncapped Dual Directional Buffered Return Enhanced Notes J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks ● Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. ● Your maximum gain on the notes is limited by the Buffer Amount if the Lesser Performing Underlying Return is negative. ● Your payment at maturity will be determined by the Lesser Performing Underlying. ● You are exposed to the risk of decline in the value of each Underlying. ● Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. ● No interest payments, dividend payments or voting rights. ● JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500 ® Index. ● The notes are subject to the risks associated with small capitalization stocks. ● As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) ● The estimated value of the notes will be lower than the original issue price (price to public) of the notes. ● The estimated value of the notes is determined by reference to an internal funding rate. ● The estimated value of the notes does not represent future values and may differ from others’ estimates. ● The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. ● Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. ● Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines. ● The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement, Annex A to the prospectus addendum and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a pr osp ectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering t hat JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer partici pat ing in this offering will arrange to send you the prospectus and each prospectus supplement, as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by cal ling toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 270004 and 333 - 270004 - 01